January 14, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (513) 534-6757

Kevin T. Kabat
Chief Executive Officer
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, Ohio 45263

> **Re:** **Fifth Third Bancorp**
> **Definitive 14A**
> **Filed March 9, 2007**
> **File No. 00-8076**

Dear Mr. Kabat:

We have reviewed your response letter dated October 5, 2007 and have the following comments. Please respond to our comment by January 28, 2008 or tell us by that time when you will provide us with a response. If the comments requests revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion and Analysis, page 8

1. A number of your responses to our prior comments, including your responses to comments 1, 2, 5, 7, 8 and 9, provide information responsive to the issues raised in the relevant comments. However, you do not indicate how you intend to revise your future disclosure in response to the comment. Please advise the staff, in writing, whether you intend to provide disclosure consistent with your response to these comments in your future filings. For any comment where you do not plan to provide disclosure consistent with the explanation provided in your response, please clarify how you intend to respond to the comment.

2. In your response to prior comment 2, you indicate that the only material targets used by the Committee in determining compensation under the VCP were the target EPS and the relative ROE target. However, your disclosure on page 15 indicates that the EPS portion of your target has 4 sub-targets, the threshold, target, stretch and maximum. To the extent that the Committee utilizes the other 3 EPS target gradations, please disclose those amounts in future filings.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel